Exhibit 99.1

Steakholder Foods Ltd. Announces Pricing of $2.5 Million Public Offering

Rehovot, Israel, July 16, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder Foods” or the “Company”), a leading innovator in alternative proteins and 3D printing technologies, today announced the pricing of a public offering of an aggregate of 2,380,954 of the Company’s American Depository Shares (“ADSs”), each representing five hundred (500) ordinary shares of the Company (or ADS equivalents in lieu thereof), and accompanying warrants to purchase up to 2,380,954 of the Company’s ADSs, at a combined public offering price of $1.05 per ADS (or ADS equivalent in lieu thereof) and associated warrant. The warrants will have an exercise price of $1.05 per ADS, will be exercisable immediately upon issuance and will expire on the five-year anniversary of the issuance date. The closing of the offering is expected to occur on or about July 17, 2025, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering are expected to be approximately $2.5 million before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the warrants, if fully exercised on a cash basis, will be approximately $2.5 million. No assurance can be given that any of the warrants will be exercised. The Company intends to use the net proceeds from this offering for additional working capital, for funding the growth of its business, including for the re-purchase of its securities and for general corporate purposes.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-288621), as amended, which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 16, 2025. The offering is being made only by means of a prospectus forming part of the effective registration statement relating to the offering. A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov and a final prospectus relating to the offering will be filed with the SEC. Electronic copies of the final prospectus, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws. Such forward-looking statements includes those concerning the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering and the exercise of the warrants prior to their expiration. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, market conditions, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Steakholder Foods Ltd.

Info@steakholderfoods.com

Investor Contact:

Steakholder Foods Ltd.

Investors@steakholderfoods.com